 Christopher D. Menconi

+1.202.373.6173

christopher.menconi@morganlewis.com

June 21, 2018

VIA EDGAR

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700) (the “Registrant”) Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 78”)

Dear Ms. Brutlag:

This letter responds to Staff comments on PEA No. 78, which you conveyed to me via telephone on March 26, 2018. PEA No. 78 was filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2018, pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”), for the purpose of registering a new series of the Trust, Peritus High Yield ETF (the “Fund”). Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA No. 78.

1.	Comment: At the bottom of page 1 of the prospectus, please explain the meaning of the term “high-yield debt securities.”

Response: The requested disclosure has been added.

2.	Comment: Will the Fund invest in below investment grade RMBS, CMBS or CLOs? If it will, please disclose the extent to which it will make such investments.

Response: The Fund does not currently expect to invest in such instruments.

3.	Comment: At the top of page 2 and bottom of page 8, the prospectus discloses the Sub-Adviser’s belief that certain features of the secondary credit markets “create tremendous opportunities.” Please consider replacing the word “tremendous” with another more tempered word or phrase such as “attractive.”

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Samantha Brutlag

June 21, 2018

Response: The requested change has been made.

4.	Comment: Please tailor the “Liquidity Risk” disclosure to the types of investments expected to be made by the Fund (i.e., high yield debt securities and ETFs).

Response: The requested change has been made.

5.	Comment: Please provide the completed performance data and tables in your response letter prior to effectiveness of the registration statement.

Response: The requested information is included as an exhibit hereto.

6.	Comment: Under the heading “Investment Philosophy” on page 7 of the prospectus, please make the following changes with respect to the third sentence (i.e., “The Sub-Adviser views credit as either “AAA” or “D” (i.e., it either pays or does not)”): (i) change the sentence’s reference to “AAA” to something other than “AAA,” such as “of the highest quality;” and (ii) include the revised sentence in the summary section of the prospectus. Please make the same change noted in (i) in the fifth bullet point under the heading “Investment Approach” on page 8 of the prospectus.

Response: The requested changes have been made.

7.	Comment: On page 9 of the prospectus, regarding the “Current Yield” bullet point, clarify if true that “the Fund expects to achieve a current yield, before Fund fees and expenses, that, on a weighted average basis, exceeds that of the relevant market indexes (e.g., Bloomberg Barclays U.S. Corporate High Yield Index).”

Response: The requested change has been made.

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Please do not hesitate to contact the me at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher D. Menconi Christopher D. Menconi

Ms. Samantha Brutlag

June 21, 2018

Exhibit

Performance Information

On June 22, 2018 the Fund acquired all of the assets and liabilities of the AdvisorShares Peritus High Yield ETF (the “Predecessor Fund”), a series of AdvisorShares Trust, in exchange for shares of beneficial interest of the Fund (the "Reorganization"). As a result of the Reorganization, the Fund is the accounting successor of the Predecessor Fund. The historical performance information shown below reflects, for the period prior to the Reorganization, the historical performance of the Predecessor Fund. The Predecessor Fund was advised by another investment adviser and sub-advised by the Fund’s Sub-Adviser.

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for certain time periods compare with the average annual total returns of the Bloomberg Barclays U.S. Corporate High Yield Index, which is an unmanaged index, considered representative of the universe of U.S. fixed rate, non-investment-grade debt. All returns assume reinvestment of dividends and distributions. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available online at http://www.hyldetf.com or by calling 844-880-3837.

Annual Total Returns as of 12/31

The Fund’s year-to-date total return as of March 31, 2018 was 1.92%.

Best and Worst Quarter Returns (for the period reflected in the bar chart above)

	Return	Quarter/Year
Highest Return	7.06%	2Q/2016
Lowest Return	-13.72%	4Q/2014

Average Annual Total Returns for the periods ended December 31, 2017

Peritus High Yield ETF	1 Year	5 Year	Since Inception (11/30/2010)
Return Before Taxes	8.64%	1.68%	3.67%
Return After Taxes on Distributions	5.35%	-1.70%	0.37%
Return After Taxes on Distributions and Sale of Fund Shares	4.82%	-0.25%	1.41%
Bloomberg Barclays U.S. Corporate High Yield Index (reflects no deduction for fees, expenses, or taxes)	7.50%	5.78%	7.22%

Ms. Samantha Brutlag

June 21, 2018

Exhibit

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. In some cases the return after taxes on distributions and sale of fund shares may exceed other average annual total returns due to an assumed tax benefit from any losses on a sale of shares at the end of the measurement period.